SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13D/A-4

                    Under the Securities Exchange Act of 1934

                               THEGLOBE.COM, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    88335R101
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                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 1, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                                PAGE 2 OF 10
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             NAME OF REPORTING PERSONS            Dancing Bear Investments, Inc.
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  __________
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)      |_|
                                                                 (b)      |X|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*                                    WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION                Florida
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                           7
                                   SOLE VOTING POWER             -0-
           NUMBER OF     -------------------------------------------------------
            SHARES
         BENEFICIALLY       8
           OWNED BY                SHARED VOTING POWER           8,303,148
             EACH        -------------------------------------------------------
           REPORTING
          PERSON WITH       9
                                   SOLE DISPOSITIVE POWER        -0-
                         -------------------------------------------------------

                           10
                                   SHARED DISPOSITIVE POWER      8,303,148

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    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 8,303,148
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    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*
                                                                 [  ]
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    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    5.3%
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    14
             TYPE OF REPORTING PERSON*                           CO
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

                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                                PAGE 3 OF 10
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             NAME OF REPORTING PERSONS               E&C Capital Partners, LLLP
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  __________
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)      |_|
                                                                 (b)      |X|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*                                    WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION                Florida
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                           7
                                   SOLE VOTING POWER             -0-
           NUMBER OF     -------------------------------------------------------
            SHARES
         BENEFICIALLY       8
           OWNED BY                SHARED VOTING POWER           61,168,781(1)
             EACH        -------------------------------------------------------
           REPORTING
          PERSON WITH       9
                                   SOLE DISPOSITIVE POWER        -0-
                         -------------------------------------------------------

                           10
                                   SHARED DISPOSITIVE POWER      32,469,012(2)

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    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               61,168,781 (1)(2)
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    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*
                                                                 [  ]
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    36.0%
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    14
             TYPE OF REPORTING PERSON*                           PN
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(1)(2) Please see the next page

                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                                PAGE 4 OF 10
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(1) Includes  14,349,869  shares of common stock and 143,499  shares of Series H
Preferred Stock (convertible in the circumstances described below into an aggregate of approximately 14,349,900 shares of common stock) (the "Preferred Stock") over which E&C holds an irrevocable proxy (the "Proxy Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated September 1, 2004, by and among Paul Soltoff, Eric Obeck, Donald Gould, Harry Greene and Irv and Nadine Brechner (collectively, the "Other Stockholders"), the Issuer and E&C, among others (the "Stockholders' Agreement"). Except as provided by law, the Preferred Stock will vote with the holders of common stock on all matters on an "as-converted" basis, other than the increase in the authorized common stock described above as to which it will not vote. The Preferred Stock will automatically convert into shares of theglobe's common stock on a 1 for 100 basis at such time as the Issuer files an amendment to its certificate of incorporation with the Delaware Secretary of State's Office to increase its authorized shares of common stock from 200,000,000 to at least 300,000,000 (the "Capital Amendment"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messr. Michael Egan or Edward Cespedes, the Issuer's President.

(2) Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which E&C may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which E&C may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                                PAGE 5 OF 10
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             NAME OF REPORTING PERSONS                           Michael S. Egan
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)      |_|
                                                                 (b)      |X|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*                                    PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION                United States
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                           7
                                   SOLE VOTING POWER             4,370,666(1)
           NUMBER OF     -------------------------------------------------------
            SHARES
         BENEFICIALLY       8
           OWNED BY                SHARED VOTING POWER           83,273,348(2)
             EACH        -------------------------------------------------------
           REPORTING
          PERSON WITH       9
                                   SOLE DISPOSITIVE POWER        4,370,666(1)
                         -------------------------------------------------------

                           10
                                   SHARED DISPOSITIVE POWER      54,573,579(2)

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    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 87,644,014 (3)
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    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*
                                                                 [  ]
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    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    50.4%
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    14
             TYPE OF REPORTING PERSON*                           IN
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(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                                PAGE 6 OF 10
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(1)  Represents  (i)  3,840,211  shares  issuable  upon the  exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2) Represents (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., (ii) 32,469,012 shares of common stock owned by E&C Capital Partners, LLLP, (iii) an aggregate of 10,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (iv) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee;
(v) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (vi) 14,349,869 shares of common stock and 143,499 shares of Preferred Stock (convertible upon the occurrence of the Capital Amendment into an aggregate of approximately 14,349,900 shares of common stock) over which E&C holds an irrevocable proxy pursuant to the Stockholders' Agreement; and (vii) 3,541,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (v) above, Mr. Egan shares such beneficial ownership with his spouse. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which E&C may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which E&C may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(3) Represents the sum of the items enumerated in footnotes (1) and (2) above.

Item 1. Security and Issuer

      This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

(a)-(c) This Schedule 13D/A-4 is filed on a joint basis pursuant to Rule 13d-1(k) by Dancing Bear Investments, Inc., a Florida corporation ("DBI"), E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C") and Michael S. Egan ("Mr. Egan" and collectively with DBI and E&C, the "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in both DBI and E&C.

(d)-(e) During the last five years, neither DBI, E&C nor Mr. Egan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Egan is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends the original Schedule 13D dated March 28, 2003 filed by DBI, E&C and Mr. Egan, as amended. This Amendment gives effect to certain rights granted to E&C pursuant to a Stockholders' Agreement dated September 1, 2004, by and among Paul Soltoff, Eric Obeck, Donald Gould, Harry Greene and Irv and Nadine Brechner (collectively, the "Other Stockholders"), the Issuer and E&C, among others (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote 14,349,869 shares of common stock and 143,499 shares of Series H Preferred Stock (convertible in the circumstances described below into an aggregate of 14,349,900 shares of common stock) (the "Preferred Stock"). Except as provided by law, the Preferred Stock will vote with the holders of common stock on all matters on an "as-converted" basis, other than the increase in the authorized common stock described above as to which it will not vote. The Preferred Stock will automatically convert into shares of theglobe's common stock on a 1 for 100 basis at such time as the Issuer files an amendment to its certificate of incorporation with the Delaware Secretary of State's Office to increase its authorized shares of common stock from 200,000,000 to at least 300,000,000 (the "Capital Amendment"). Pursuant to the terms of the Stockholders' Agreement, E&C may vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messr. Michael Egan or Edward Cespedes, the Issuer's President. The Stockholders' Agreement also granted to the Reporting Person the right to cause the Other Shareholders to sell the Proxy Shares and certain other securities of the Issuer which may then be owned by them pursuant to a "drag-along" right.

The circumstances under which E&C may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

The Stockholders' Agreement was entered into by the parties thereto as part of the closing of an Agreement and Plan of Merger dated August 31, 2004 by and among such parties and SendTec, Inc. (the "Merger"). The closing of the Merger occurred on September 1, 2004.

The Reporting Person does not have a pecuniary interests in any of the Proxy Shares or other securities of the Other Stockholders. No new funds were expended by the Reporting Person with respect to the matters contemplated by this Amendment.

Item 4. Purpose of Transaction

The Reporting Person is the largest stockholder of the Issuer and includes the Chairman and Chief Executive Officer of the Issuer. The purpose of the grant of the Proxy was to continue and enhance the Reporting Persons influence over the direction and policies of the Issuer. Other than the transactions contemplated by the Merger and as reported by the Issuer pursuant to its Report on Form 8-K dated September 7, 2004, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C and Mr. Egan, as set forth in Item 3 and (ii) 155,460,267 shares of Common Stock outstanding as of September 2, 2004.

       Amount beneficially owned:

       8,303,148 with respect to DBI
       61,168,781 with respect to E&C
       87,644,014 with respect to Mr. Egan

       Percent of class:

                5.3% with respect to DBI
                36.0% with respect to E&C
                50.4% with respect to Mr. Egan

       Number of shares as to which the person has:

                 sole power to vote or to direct the vote:

                         -0- with respect to DBI
                         -0- with respect to E&C
                         4,370,666 with respect to Mr. Egan

                shared power to vote or to direct the vote:

                         8,303,148 with respect to DBI
                         61,168,781 with respect to E&C
                         83,273,348 with respect to Mr. Egan

                sole power to dispose or to direct the disposition of:

                         -0- with respect to DBI
                         -0- with respect to E&C
                         4,370,666 with respect to Mr. Egan

                shared power to dispose or to direct the disposition of:

                         8,303,148 with respect to DBI
                         32,469,012 with respect to E&C
                         54,573,579 with respect to Mr. Egan

(c) None

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in items 4 and 5 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                                /s/ Michael S. Egan
                                       -----------------------------------------
                                                Michael S. Egan

                                       Dancing Bear Investments, Inc.

                                       By:      /s/ Michael S. Egan
                                       -----------------------------------------
                                                Michael S. Egan
                                       Title:   President
                                       -----------------------------------------

                                       E & C Capital Partners, LLLP

                                       By:  E & C Capital Ventures, Inc.

                                            By: /s/ Edward A. Cespedes
                                       -----------------------------------------
                                            Print Name:  Edward A. Cespedes
                                       -----------------------------------------
                                            Title:        President
                                       -----------------------------------------